UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34895

SHANGPHARMA CORPORATION

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(86 21) 5132-0088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒                 Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ShangPharma Corporation

By:	/s/ William Dai
Name:	William Dai
Title:	Chief Financial Officer

Date: May 24, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

SHANGPHARMA ANNOUNCES FIRST QUARTER 2011 RESULTS

SHANGHAI, May 19, 2011 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its financial results for its first quarter ended March 31, 2011.

To help management and investors gain a better understanding of ShangPharma’s operating performance, the Company presents certain non-GAAP measures, each of which excludes expenses relating to or the effect of share-based compensation. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

First Quarter 2011 Highlights

•	Net revenues increased by 25.6% year-over-year to $24.8 million, driven by an 18.1% increase in full-time-equivalent (“FTE”) services and a 51.3% increase in fee-for service-based services.

•	The total number of customers increased to 282 from 237 as of December 31, 2010, mainly due to an increase in China-based customers.

•	China-based net revenues increased 185.9% year-over-year to $2.3 million

•

GAAP gross profit increased by 15.3% year-over-year to $8.0 million. GAAP gross margin was 32.3%, compared with 35.2% in the first quarter of 2010, primarily due to higher share-based compensation expenses.

•	Non-GAAP gross profit increased by 21.7% year-over-year to $8.6 million. Non-GAAP gross margin was 34.7% compared with 35.8% in the first quarter of 2010, and 34.5% for the full year of 2010.

•

GAAP net income increased by 10.2% year-over-year to $3.0 million. GAAP diluted earnings per ADS were $0.16, compared with $0.18 in the first quarter of 2010, primarily due to higher share-based compensation expenses.

•	Non-GAAP net income increased by 50.7% year-over-year to $4.4 million. Non-GAAP diluted earnings per ADS were $0.23, compared with $0.19 in the first quarter of 2010.

•	The Company reconfirms its guidance for the full year of 2011.

Management Comment

Michael Xin Hui, founder and Chief Executive Officer of ShangPharma, commented, “We are pleased to report our first quarter 2011 results, which came in line with our expectations. We saw strong growth across all of our businesses, especially from discovery biology and preclinical development services as well as biologics services as we continue to expand our integrated service platform and add new capabilities. During the quarter, in particular, we saw strong revenue growth from customers based in China. The 185.9% year-on-year increase from these customers validates a continuing and encouraging trend in China-based outsourcing needs moving forward.”

“Progress on our new state-of-the art manufacturing facilities in Fengxian, Shanghai, remained on track during the quarter. We successfully started the first phase of our new c-GMP-quality multi-purpose facility and continued construction on our laboratory service building. Our increased capabilities in research manufacturing should further strengthen our overall integrated service platform and allow us to capture more promising opportunities in research manufacturing.”

“In April, 2011, Chengdu Chempartner Co., Ltd., our subsidiary in Chengdu in southwest China, moved into a 68,000 square foot new lab and office building which replaced the original 36,000 square foot facility. This new facility now gives us a cutting edge laboratory and expanded office space from which we can conduct a greater amount of business in an important and growing region of China. In addition, with a large supply of fresh graduates and lower costs, we are looking forward to further expansion at this subsidiary as it becomes a bigger part of our business with greater operational efficiencies in the coming years.”

“Looking ahead, our scientific expertise, significant cost savings and operational flexibility position us well to capitalize on the growing trends in pharmaceutical R&D outsourcing. We are confident that we will be able to meet our annual guidance for 2011.”

William Dai, Chief Financial Officer, added, “Our first quarter 2011 results met our expectations as we continued to achieve solid top and bottom line growth on a non-GAAP basis. One of our top priorities in 2011 is to manage our expenses. During the first quarter, despite the continued appreciation of Renminbi against the U.S. dollar and higher material costs as a percentage of total revenues due to change in service mix resulting from our growing portfolio of research projects, we were able to closely manage our headcount and control our capital expenditures. Looking forward, we continue to focus on controlling costs while we improve employee productivity. With a strong balance sheet and sound financial position, we believe we are well positioned to make targeted investments when opportunities arise.”

First Quarter 2011 Results

Net revenues were $24.8 million, an increase of 25.6% from $19.7 million in the first quarter of 2010, primarily due to higher volumes from the Company’s top customers, a larger customer base, expanded service offering and higher average FTE rates.

During the quarter, the Company increased its customer base to 282 customers, an increase from 237 customers as of December 31, 2010. In particular, revenue from customers based in China rose by 185.9%. This included both domestic customers and the R&D centers in China of major biotech and pharmaceutical multinationals. The Company believes that the strong year-on-year rise demonstrates a continuing and encouraging trend in China-based outsourcing needs moving forward. Revenue from China-based customers increased to 9.3% of total revenues due to strong demand from the local market. Over the next few years, the Company anticipates that its China business will continue to grow strongly and will become an increasingly important contributor of total revenues given the Chinese government’s rising support of locally-developed drugs and more investment into China by global pharmaceutical and biotech companies. .

Revenue from the top-10 customers increased by 20% compared with the same period last year and accounted for 61% of the total revenue, which demonstrated continued strong growth from the Company’s top customers along with ongoing diversification of the sales base.

Net revenues from full-time-equivalent (“FTE”)-based services were $18.1 million, an increase of 18.1% from $15.3 million in the first quarter of 2010, primarily due to an increase in FTE numbers and higher FTE rates.

Net revenues from fee-for-service-based services were $6.7 million, an increase of 51.3% from $4.4 million in the first quarter of 2010. The rise was primarily driven by the Company’s service offerings including discovery biology, preclinical development, biologics and pharmaceutical development services. The higher growth in fee-for-service-based revenues reflects the Company’s ability to cross-sell more services to existing customers as well as strong demand from new customers. The Company is also seeing strong demand from customers that use multiple services.

Gross profit was $8.0 million, an increase of 15.3% from $6.9 million in the first quarter of 2010, primarily due to the increase in revenues and operational efficiency improvements, and in particular, improvements in employee productivity. The increase was partially offset by the continued appreciation of the Renminbi, higher material costs as percentage of total revenues as a result of service mix, and higher share-based compensation expenses.

Non-GAAP gross profit was $8.6 million, an increase of 21.7% from $7.1 million in the first quarter of 2010, primarily due to the increase in revenues and operational efficiency improvements, and in particular, improvements in employee productivity. The increase was partially offset by the continued appreciation of the Renminbi and higher material costs as percentage of total revenues as a result of service mix.

Gross margin was 32.3%, compared with 35.2% in the first quarter of 2010. The operational efficiency improvements were offset by higher share-based compensation expenses, continued Renminbi appreciation, and higher material costs as percentage of total revenues as a result of service mix.

Non-GAAP gross margin was 34.7%, compared with 35.8% in the first quarter of 2010. The decline was primarily due to continued Renminbi appreciation and higher material costs as percentage of total revenues as a result of service mix, and was partially offset by operational efficiency improvements.

Operating expenses (selling, marketing, general and administrative) were $5.5 million, an increase of 44.7% from $3.8 million in the first quarter of 2010, primarily due to a build-up of corporate managerial and supporting infrastructure during the full year of 2010 and higher share-based compensation expenses.

Non-GAAP operating expenses were $4.8 million, an increase of 26.2% from $3.8 million in the first quarter of 2010, primarily due to a build-up of corporate managerial and supporting infrastructure in 2010.

The build-up of corporate managerial and supporting infrastructure is near completion. The management team believes that the current infrastructure will be sufficient to support the future growth of the Company in the coming years.

Profit from operations was $2.5 million, a decrease of 20.7% from $3.1 million in the first quarter of 2010, primarily due to higher share-based compensation expenses and a build-up of corporate managerial and supporting infrastructure in 2010. The decline was partially offset by the increase in gross profit.

Non-GAAP profit from operations was $3.8 million, an increase of 16.5% from $3.3 million in the first quarter of 2010. The rise was primarily due to higher gross profit and was partially offset by a build-up of corporate managerial and supporting infrastructure in 2010.

Operating margin was 10.0%, compared with 15.8% in the first quarter of 2010. The operational efficiency improvements were primarily offset by higher share-based compensation expenses.

Non-GAAP operating margin was 15.5%, compared with 16.7% in the first quarter of 2010. The decline was primarily due to a build-up of corporate managerial and supporting infrastructure in 2010, and was partially offset by the increase in gross profit.

Net income increased 10.2% year-over-year to $3.0 million, primarily due to higher other income, including income from government grants, interest income and a gain recognized on foreign exchange forward contracts, and was partially offset by lower profit from operations.

Non-GAAP net income was $4.4 million, an increase of 50.7% from $2.9 million in the first quarter of 2010, primarily due to higher non-GAAP profit from operations and higher other income.

Diluted earnings per ADS were $0.16, which compares with $0.18 in the first quarter of 2010.

Non-GAAP diluted earnings per ADS were $0.23, an increase of 21.1% from $0.19 in the first quarter of 2010.

Financial Position

As of March 31, 2011, the Company had cash and cash equivalents of $48.5 million and short term debt of $0.8 million. During the quarter, capital expenditures totaled $4.3 million, which demonstrates the Company’s efforts to control capital expenditures. With a strong balance sheet and sound financial position, the Company is well positioned to make targeted investments when opportunities arise.

Full Year 2011 Guidance

The Company reconfirms its guidance for full year 2011. The Company expects:

•	Net revenues to be approximately $111.1 – $115.6 million, which represents growth of approximately 23.0% – 28.0% compared with full year 2010.

•	Non-GAAP gross margin to be approximately 33.5% – 35.5%, which is within the same range as non-GAAP gross margin of 34.5% in 2010.

•	Capital expenditure to be $28 - $32 million, including $6 million rolling payment lag impact carried forward from 2010.

This reflects the Company’s current view and is subject to change.

Conference Call

ShangPharma will host a conference call and live webcast at 8am New York time on May 19, 2011 (8pm Beijing time on May 19, 2011). A PowerPoint presentation accompanying the prepared remarks will be available on the Company’s website shortly before the call.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1.888.396.2369
- International dial-in number:	+1.617.847.8710
- China Toll Free Number:	10 800 152 1490 (North)
10 800 852 1490 (South)
- Hong Kong Toll Free Number:	800 96 3844
Passcode: SHP

A live and archived webcast of the conference call will be available on the Investor Relations section of ShangPharma’s website at www.shangpharma.com

A telephone replay of the call will be available for seven days after the conclusion of the conference call from May 19, 2011 to May 25, 2011.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1.888.286.8010
- International Dial-in Number:	+1.617.801.6888
Conference ID:	64510327

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2011 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating expenses, (5) operating margin, (6) net income, and (7) diluted earning per ADS, each of which excludes expenses relating to or the effect of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For further information, please contact:

ShangPharma Corporation

In Shanghai, China

Lan Xie

VP of Finance and Operations

E-mail: IR@shangpharma.com

Christensen

In New York, US

Kimberly Minarovich, +1 917-533-3268

kminarovich@christensenir.com

In Hong Kong

Tip Fleming, +852-9212-0684

tfleming@christensenir.com

SHANGPHARMA CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2010	March 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	49,160	48,457
Restricted cash	688	788
Accounts receivable, net	16,908	18,157
Amounts due from related parties	—	76
Inventories	1,259	1,794
Prepayments and other current assets	4,779	4,649
Deferred tax assets	315	145

Total current assets	73,109	74,066
Non-current assets:
Derivative assets	261	21
Property, plant, equipment and software, net	60,147	62,879
Land use right, net	4,221	4,241
Other long-term assets	204	794

Total non-current assets	64,833	67,935

Total assets	137,942	142,001

LIABILITIES
Current liabilities:
Short-term bank borrowings	755	763
Accounts payable	10,549	10,415
Amounts due to related parties	1,025	1,234
Salary and welfare payable	4,040	4,197
Income tax payable	1,910	1,191
Advance from customers	1,650	2,132
Other payables and accruals	4,477	3,942

Total current liabilities	24,406	23,874

Total liabilities	24,406	23,874
Commitments and contingencies

EQUITY
Ordinary shares (US$0.001 par value; 429,999,350 shares authorized;
335,600,000 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	336	336
Additional paid in capital	78,989	79,829
Statutory reserves	6,795	6,795
Retained earnings	23,655	26,667
Accumulated other comprehensive income	3,761	4,500

Total equity	113,536	118,127

Total liabilities and equity	137,942	142,001

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except for ADS1 data and per ADS data)

	Three months ended March 31,
	2010	2011	% Change
Net revenue	19,728	24,774	25.6%
Cost of revenue	(12,788)	(16,774)	31.2%

Gross profit	6,940	8,000	15.3%

Operating expenses
Selling and marketing	(517)	(473)	-8.5%
General and administrative	(3,298)	(5,049)	53.1%

Total operating expenses	(3,815)	(5,522)	44.7%

Profit from operations	3,125	2,478	-20.7%

Other income, net:	33	1,053	3090.9%

Income from operations before income taxes	3,158	3,531	11.8%

Income taxes	(426)	(519)	21.8%

Net income attributable to ShangPharma Corporation	2,732	3,012	10.2%

Allocation to preferred shareholders	(688)	—	-100.0%

Net income attributable to ShangPharma Corporation’s ordinary shareholders	2,044	3,012	47.4%

Net income attributable to ShangPharma Corporation’s ordinary shareholders per ADS
Basic	0.18	0.16	-11.1%
Diluted	0.18	0.16	-11.1%
Weighted average ADS outstanding
Basic	11,555,888	18,644,444
Diluted	11,606,506	18,947,692

[1]	Each ADS represents 18 ordinary shares.

SHANGPHARMA CORPORATION

RECONCILIATION OF GAAP TO NON-GAAP FINANACIAL DATA

(in thousands of U.S. dollars, except for ADS2 data and per ADS data)

	Three months ended March 31,
	2010	2011	%
GAAP gross profit	6,940	8,000	15.3%
GAAP gross margin	35.2%	32.3%
Adjustments:
Share-based compensation	125	598	378.4%

Non-GAAP gross profit	7,065	8,598	21.7%
Non-GAAP gross margin	35.8%	34.7%

GAAP operating expenses	(3,815)	(5,522)	44.7%
Adjustments:
Share-based compensation	51	771	1411.8%

Non-GAAP operating expenses	(3,764)	(4,751)	26.2%

GAAP profit from operations	3,125	2,478	-20.7%
GAAP operating margin	15.8%	10.0%
Adjustments:
Share-based compensation	176	1,369	677.8%

Non-GAAP profit from operations	3,301	3,847	16.5%
Non-GAAP operating margin	16.7%	15.5%

GAAP net income	2,732	3,012	10.2%
GAAP net margin	13.8%	12.2%
Adjustments:
Share-based compensation	176	1,369	677.8%

Non-GAAP net income	2,908	4,381	50.7%
Non-GAAP net margin	14.7%	17.7%

GAAP net income attributable to ShangPharma Corporation's ordinary shareholders per ADS, diluted :	0.18	0.16	-11.1%
Adjustments:
Share-based compensation	0.01	0.07

Non-GAAP net income attributable to ShangPharma Corporation’s ordinary shareholders per ADS, diluted:	0.19	0.23	21.1%

Weighted average ADS outstanding - basic (Non-GAAP)	11,555,888	18,644,444
Weighted average ADS outstanding - diluted (Non-GAAP)	11,606,506	18,947,692

[2]	Each ADS represents 18 ordinary shares.